Exhibit 99.1

Canada Goose Launches Share Repurchase Program

TORONTO, ON (November 18, 2022) – Canada Goose Holdings Inc. (the “Company” or “Canada Goose”) (NYSE:GOOS, TSX:GOOS) today announced that the Toronto Stock Exchange (“TSX”) has approved a normal course issuer bid (the “NCIB”) providing for the purchase for cancellation of up to 5,421,685 subordinate voting shares of Canada Goose over the twelve-month period commencing on November 22, 2022 and ending no later than November 21, 2023. This represents approximately 10% of the 54,216,852 subordinate voting shares comprising the public float (the “Public Float”) determined in accordance with TSX requirements as at November 10, 2022. As at November 10, 2022, there were 54,331,546 subordinate voting shares issued and outstanding.

Canada Goose currently believes that the purchase of the Company’s subordinate voting shares under the NCIB is an appropriate and desirable use of available excess cash on hand, as part of its broader capital allocation strategy.

The NCIB will be conducted through the facilities of the TSX and the New York Stock Exchange (“NYSE”) or alternative trading systems in Canada and the United States, if eligible, and will conform to their regulations. Subordinate voting shares will be acquired under the NCIB at the market price plus brokerage fees. Purchases under the NCIB will be made by means of open market transactions or such other means as a securities regulatory authority may permit. In the event that the Company acquires subordinate voting shares by other means as a securities regulatory authority may permit, the purchase price of the subordinate voting shares may be different than the market price of the subordinate voting shares at the time of the acquisition. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. Furthermore, under the NCIB, Canada Goose may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) at market price, in accordance with TSX rules. Canada Goose will otherwise be allowed to purchase daily, through the facilities of the TSX, a maximum of 86,637 subordinate voting shares representing 25% of the average daily trading volume of 346,549 subordinate voting shares, as calculated per the TSX rules for the six-month period starting on May 1, 2022 and ending on October 31, 2022.

In connection with the NCIB, the Company also entered into an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB, allowing for the purchase of subordinate voting shares under the NCIB at times when Canada Goose would ordinarily not be permitted to purchase its securities due to regulatory restrictions and customary self-imposed blackout periods. Pursuant to the ASPP, before entering into a blackout period, the Company may, but is not required to, instruct the designated broker to make purchases under the NCIB in accordance with certain purchasing parameters. Such purchases will be made by the designated broker based on such purchasing parameters, without further instructions by Canada Goose, in compliance with the rules of the TSX, applicable securities laws and the terms of the ASPP. The ASPP has been pre-cleared by the TSX and will be implemented concurrently with the initiation of the NCIB.

Pursuant to exemptive relief granted by the Ontario Securities Commission (“OSC”) to the Company on January 25, 2022, Canada Goose is allowed to purchase up to 10% of its Public Float through the facilities of the NYSE and other U.S.-based trading systems as part of any NCIB implemented in the 36 months following the date of the decision, and will therefore not be limited on such trading platforms to purchasing 5% of its outstanding subordinate voting shares at the beginning of any 12-month period as Canadian securities laws would otherwise provide. A copy of the decision from the OSC has been filed under Canada Goose’s SEDAR profile at www.sedar.com.

The Company previously maintained a NCIB for the 12-month period beginning on August 20, 2021 and ended August 19, 2022, under which Canada Goose was authorised to repurchase up to 5,943,239 subordinate voting shares, or 10% of its Public Float as at August 6, 2021. During the term of such NCIB, the Company repurchased 5,636,763 of its subordinate voting shares at weighted average purchase price per subordinate voting share of $44.91 through the facilities of the TSX, the NYSE and alternative trading systems in Canada.

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements relating to the NCIB and the ASPP, and the intended purchase for cancellation of subordinate voting shares of the Company thereunder. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties. Applicable risks and uncertainties are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended April 2, 2022. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.